

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Rodney Bingham
President
Thermon Industries, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re: Thermon Industries, Inc. and Additional Registrants**
> **Registration Statement on Form S-4**
> **Filed August 18, 2010**
> **File No. 333-168915**

Dear Mr. Bingham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents, page i

1.   Regarding your disclosure on pages i through iv:

- Refer to the last sentence of the first full paragraph. Investors are entitled to rely on your disclosure. Please revise to eliminate any implication to the contrary; and

- Your risk factors must immediately follow a one-page cover and a prospectus summary. While we do not object to the location of your table of contents, disclosure other than that required by Item 2 to Form S-4 should be relocated to another section of your document.

Industry and Market Data, page iii

2.   Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

- you commissioned any of the industry reports;

- any of the industry reports were prepared for use in your registration statement;

- you are affiliated with the sources of any of the industry reports; and

- the sources of the reports consented to your use of their data in this registration statement.

Summary, page 1

3.   We note disclosure of revenue and Adjusted EBITDA here and elsewhere in your document.   In order to prevent giving undue prominence to the non-GAAP information you currently present herein, please revise your filing to include prominent disclosures of the equivalent *historical* amounts and to include a cross-reference to your EBITDA calculations located elsewhere in the filing. Refer to Item 10 of Regulation S-K.

4.   The summary should be a balanced presentation of the most significant aspects of your offering - not merely a recitation of extensive details regarding the positive aspects of the investment that does not discuss any risks related to you, your industry or your business including those risks mentioned in your disclosure beginning on page 20. Please revise.

Summary Description . . ., page 8

5.   With a view toward revised disclosure, tell us why the third bullet is limited to "at the time of commencement of the exchange offer."

Registration Rights Agreement, page 11

6.   If some holders of Old Notes are not permitted to participate in the exchange offer, as implied by your disclosure here and on page 12, please tell us why you registered the entire principal amount of the Old Notes.

Our international operations and foreign subsidiaries…, page 22

7.   We note from your disclosure on page 76 that you paid penalties to BIS and OFAC to settle allegations that certain of your subsidiaries had committed apparent export control and economic sanctions violations. We are aware of an OFAC press release dated August 31, 2009 and a BIS press release dated September 15, 2009 to the effect that

Thermon Manufacturing Company ("TMC") paid civil penalties to settle allegations of violations of U.S. sanctions regulations related to Sudan, Iran, and Syria, among other countries. Please describe to us in brief, for each sanctioned country concerned, the nature and circumstances of the alleged violations to which you refer, when they occurred, how and when they were discovered, and what compliance and remedial policies and procedures you have implemented.

8.   As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-4 does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us, with a view to disclosure, the nature and extent of your other past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, independent agents, or other direct or indirect arrangements. Your response should describe any goods, services, or technology that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

9.   Please discuss the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria. In this regard, also address the potential impact of the settlements with BIS and OFAC and underlying alleged violations.

MRO/EU revenue and Greenfield revenue…, page 26

10.   Please tell us why you believe it is appropriate to disclose and prominently highlight "Greenfield" and "MRO/EU" revenues in the summary and throughout the registration statement given the substantial uncertainty you mention here concerning the accuracy and therefore the significance of metrics that you have independently created and measured. In this regard, we note your risk factor disclosure that the revenue figures are "subjective" and "should not be unduly relied upon" by investors.

The pledge of the capital stock…, page 34

11.   We note that the book value "may" exceed the 20% threshold you mention. Please clarify why you do not know whether the book value exceeds that threshold. Also tell us when you intend to determine whether financial statements for the entities you mention are required and the status of your negotiations with the collateral agent of the New Notes to obtain the release of the pledged stock.

Capitalization, page 42

12.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 43

13.   Please revise your description of the pro forma adjustments to disclose that expenses of the transaction are not considered. Refer to Regulation S-X Rule 11-02(b)(2).

Notes to the Unaudited Pro forma Condensed Consolidated Statements of Operations, page 47

Note 1 – Basis of Presentation, page 47

14.   Please expand this footnote to include a calculation of the purchase price and its components, including its allocation. This should include a disclosure of the net tangible assets and liabilities acquired, identified intangible assets, and fair value adjustments to net tangible and intangible assets and liabilities.

15.   Reference is made to adjustment (d). Please revise to disclose the fair value of the acquired identified intangible assets and how you determined the fair value of these intangible assets. Within your discussion, please explain how you determined Thermon Holding Corp.'s estimated annual and quarterly intangible asset amortization.

16.   Reference is made to adjustment (e). Please reconcile the historical interest expense of $8,252 for the three months ended June 30, 2010 with the $6,229 included on the face of the unaudited pro forma condensed consolidated statement of operations for the period from April 1 through April 30, 2010.

Selected Historical Consolidated Financial Data, page 49

17.   We note that you are presenting here and on page 17 combined results for your pre-predecessor and predecessor for the year ended March 31, 2008 and combined results for the predecessor and successor for the three months ended June 30, 2010. Please tell why you did not label these as non-GAAP measures requiring the disclosures required by Item 10(e) of Regulation S-K. Additionally, please tell us why you believe it is appropriate to

include this information considering that you state the company's accounting basis was changed for the pre-predecessor, predecessor and successor periods and that the combined periods are not comparable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 57

Three Months Ended June 30, 2010 (combined) Compared to the Three Months Ended June 30, 2009, page 57

18.   We note your discussion of combined results compared to actual results for the three months ended June 30, 2010 compared to June 30, 2009 and the year ended March 31, 2009 compared to the year ended March 31, 2008. Given the separate presentation of the pre- and post- transaction periods in the historical financial statements, tell us why you have not presented a discussion of your results on an historical basis.

19.   Please include a separate heading for net income and describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.

Revenues, page 57

20.   Please clarify how the factors you note offset increased revenue for your Western Hemisphere segment and a decrease in revenue for your Eastern Hemisphere segment. For example, clarify how "refinery modernizations and upgrades" had the impact you disclose. Quantify if possible, including the amount of revenue attributable to new products. This comment also applies to similar disclosures for the other periods presented.

Gross Profit, page 57

21.   For each period presented, please revise to clarify how product mix shifted such that gross profit as a percentage of revenues improved or decreased.

Contractual Obligations, page 60

22.   Please tell us how your disclosure here accounts for the management fees you are required to pay, as mentioned on page 47, and obligations to seller noted on page F-46.

Liquidity and Capital Resources, page 61

23. Please discuss the impact of the credit ratings assigned to your debt, as noted on page 36, including how such ratings impact the cost and accessibility of capital and the impact of any reduction of your credit rating.

24. Revise the discussion of cash flow activity to address material items as presented in your statements of cash flows and the underlying reasons for such items. Refer to Financial Reporting Codification Section 501.03.a.

Disclosure of non-GAAP financial measures, page 63

25. Please revise to disclose the additional purposes, if any, for which your management uses the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(d) of Regulation S-K.

26. We note that you are removing transaction expenses to arrive at Adjusted EBITDA. Please tell us why you believe that the transaction expense adjustment meets the requirements of Item 10(e)(1)(ii)(b) of Regulation S-K which states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Quantitative and Qualitative Disclosures about Market Risk, page 63

27. If material, please provide disclosure about market risk for your market risk sensitive instruments under one of the three disclosure alternatives required by Item 305 of Regulation S-K. In particular, address any interest rate and foreign exchange risk for your long-term debt as part of your response.

Business, page 65

28. Please discuss the general development of your business over the past five years. Include in such disclosure the effect of the transactions with Audax and CHS.

Sales and Marketing, page 73

29. Reconcile your disclosure here and on page 1 regarding the number of employees in your direct sales force.

Directors, page 80

30.   Please disclose the period or periods during which time each director has served on the board. See Item 401(a) of Regulation S-K. Please also refer to Section II.B. of Securities Act Release No. 9089 (Dec. 16, 2010) and revise your disclosure for each individual director accordingly. Also see Regulation S-K Item 401(e).

31.   We note that several of your directors are employed by CHS, which beneficially owns a significant amount of outstanding stock. Given this, please explain to us your basis for excluding from the directors' business backgrounds an identification of that entity as an affiliate of your company. Refer to Item 401(e)(1) of Regulation S-K.

Compensation of directors, page 81

32.   The disclosures you provide pursuant to Item 402(k) of Regulation S-K should include compensation paid to directors for the last completed fiscal year—the fiscal year ended March 31, 2010. Please expand accordingly.

Committees of the board of directors, page 81

33.   Please provide the disclosures required by Item 407(a) of Regulation S-K. Also revise to identify the members of the audit and compensation committees.

Compensation Discussion and Analysis, page 83

34.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Impact of Acquisition . . ., page 86

35.   We note the value of accelerated vesting mentioned here for your named executive officers. Please expand to clarify whether each such officer actually received the cash consideration you note.

2010 Summary Compensation Table, page 88

36.   Given the date Mr. Peterson was hired as chief financial officer, as disclosed on page 79, please tell us which individuals in this table served as chief financial or acted in a similar capacity during the last completed fiscal year.

Security Ownership . . ., page 91

37.   Please disclose the identities of the natural persons who exercise sole or shared voting
        and/or dispositive powers with respect to the shares held by the entities listed in this
        table.

Certain Relationships…, page 92

38.   Please expand to disclose the information required by Item 404 of Regulation S-K with
        respect to transactions related to the acquisition by Audax mentioned on pages F-9 and F-
        16 and its sale to CHS. File the agreements related to such transactions as exhibits.
        Provide similar disclosure with respect to the April 2010 acquisition by CHS. Refer to
        Instruction 1 to Item 404 of Regulation S-K and Question 130.03 of our Regulation S-K
        Compliance and Disclosure Interpretations.   We note, for example, you have not
        included in this section disclosure regarding the transaction-based bonus, equity
        investments of your officers, directors and CHS and accelerated vesting of P Units
        mentioned on pages 6 and 86. We also not that you have not disclosed the fees paid to
        Audax, as noted on page F-19.

39.   Refer to your disclosure on page 4. With a view toward disclosure, tell us where in this
        section you disclosed the transaction in which your affiliates will acquire the "significant
        equity stake" after completion of this exchange offer.

40.   Please tell us why you have not disclosed the information required by Item 404 of
        Regulation S-K with respect to the

        - collateral loan mentioned on page F-20;

        - affiliate debt mentioned on pages F-36 and F-37; and

        - obligations in settlement with seller noted on page F-46.

41.   It appears from your disclosure here and on page F-47 that you paid a larger amount of
        management fees to your affiliates than was required. If so, please revise your disclosure
        here to disclose the amounts actually paid, not just the amount required under the
        agreement, and the reasons for paying the increased amount.

Review and Approval . . ., page 92

42.   Please disclose the standards applied in determining whether to approve or ratify a
        related-party transaction.

Terms of the Exchange Offer…, page 93

43.   Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

44.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

45.   We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Old Notes…, page 95

46.   We refer to the first sentence under the heading. Please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

47.   We refer to the last paragraph under the heading where you indicate that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions to the Exchange Offer, page 97

48.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your disclosure on page 97 accordingly.

49.   From your disclosure on page 97 it appears that the conditions (a) through (d) are only satisfied if in your "reasonable judgment" it is "inadvisable to proceed with the exchange offer…" Please revise to include an objective standard for the determination of whether the conditions are satisfied.

Plan of Distribution, page 170

50.   We note that you are registering the 9.5% Senior Secured Notes due 2017 in reliance on
        our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April
        13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and
        Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next
        amendment, please provide us with a supplemental letter stating that you are registering
        the exchange offer in reliance on our position contained in these letters and include the
        representations contained in the Morgan Stanley and Shearman & Sterling no-action
        letters.

Financial Statements, page F-1

51.   Please update the financial statements and related disclosures in your filing, as necessary,
        as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

52.   Please revise to include the separate audit reports of the other accountants referred to by
        your principal accountant. Refer to Rule 2-05 of Regulation S-X.

53.   We further note that if other auditors played a substantial role in the audit of Thermon
        Holdings, LLC, the firms must be registered with the Public Company Accounting
        Oversight Board. Refer to PCAOB Rule 1001(p)(ii). Please confirm the status of these
        firms in this regard.

54.   Please provide your principal accountants' report that indicates the city and state where
        issued. Refer to Regulation S-X Rule 2-02(a).

Notes to Financial statements, page F-9

Note 1 – Organization and Summary of Significant Accounting Policies, page F-9

55.   We note your disclosures that the allocation of assets in the Audax acquisition were based
        upon an independent appraisal. Please tell us about the nature and extent of the third
        party's involvement in your decision-making process associated with the referenced asset
        valuation. While you (management) may elect to take full responsibility for valuing the
        assets of the acquired entity, if you choose to continue to refer to the expert in any
        capacity, you may need to revise your filing to name the independent valuation firm. In
        addition, please note you may be required to include the consent of the independent
        valuation firm as an exhibit to your registration statement. Please tell us how you
        considered the guidance in Compliance and Disclosure Interpretation 141.02, available at
        our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Revenue Recognition, page F-11

56.   We note from page 73 and throughout the filing that you utilize a network of distributors. Please revise your to discuss in greater detail your revenue recognition policy with respect to sales to distributors. Disclose any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters. Refer to SAB 104 and paragraph 605-15-25 of the FASB Accounting Standards Codification as appropriate.

57.   We note from page 71 and throughout your filing that you sell software and utilize it with your products. Please revise your revenue recognition policy, if material, to explain whether the software is more than incidental to your products as defined by paragraph 985-605-15-3 of the FASB Accounting Standards Codification and to disclose how you account for the software, upgrades/enhancements, post contract customer support, and services in accordance with section 985-605 of the FASB Accounting Standards Codification.

Note 14 – Geographic Information, page F-26

58.   Please provide information as to revenues from individual foreign countries, if material. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

59.   Please revise to disclose the basis for attributing revenues from external customers to individual countries in accordance with paragraph 280-10-50-41.a. of the FASB Accounting Standards Codification.

Note 16 – Guarantor Consolidation, page F-28

60.   Please tell us why you have not included a condensed statement of operations or condensed statement of cash flows for the pre-predecessor period of April 1, 2007 through August 29, 2007 in accordance with Rule 3-10 of Regulation S-X.

Unaudited Financial Statements for the Three Months Ended June 30, 2010, page F-40

Notes to Financial statements, page F-45

Note 5 – Acquisition, Goodwill and Other Intangible Assets, page F-46

61.   Please revise to provide all the disclosures required by topic 805 of the FASB Accounting Standards Codification. These disclosures should include:

    •   the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in accordance with paragraphs 805-20-50-1.c. and 805-30-50-1.b. of the FASB Accounting Standards Codification;

- a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;

- the total amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 805-30-50-1.d. of the FASB Accounting Standards Codification;

- a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period as required by paragraph 350-20-50-1 of the FASB Accounting Standards Codification; and

- in MD&A a discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.

Note 7 – Related Party Transactions, page F-47

62.   Please disclose your related party transactions on the face your financial statements. Refer to Rule 4-08(k) of Regulation S-X. Please further describe the nature of the miscellaneous expense of $3,022, and tell us why such classification is appropriate.

Exhibits

63.   Please include the representation in Item 601(b)(2) of Regulation S-K that you will furnish a copy of any omitted schedule to the Commission upon request.

64.   Please ensure that the documents you file as Exhibits 10.1, 10.2 and 10.4 are complete. We note that such exhibits currently omit multiple attachments and schedules.

Exhibit 5.1

65.   In light of the disclaimer in the penultimate paragraph regarding subsequent developments after the date of the opinion, please refile this exhibit on the date you expect this registration statement to be declared effective. Alternatively, refile the exhibit without the disclaimer. This comment also applies to similar statements in Exhibits 5.2 and 5.3.

Exhibits 5.2 and 5.3

66.   It is inappropriate for counsel to assume any material facts underlying its opinion or facts that are readily ascertainable. In this regard, it is unclear why the assumption in the penultimate sentence on page 1 of these exhibits is appropriate. Please file revised opinions or advise as appropriate.

Exhibits 23.1 through 23.5

67.   Please provide currently dated consents from your independent accountants as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Exhibit 23.5

68.   We note that the consent of B.L.Ajmera & Company Chartered Accountants contains restrictions. Please have your auditors provide an unrestricted consent.

Exhibit 99.2

69.   We refer to the language in your letter providing that, "The undersigned has read and agrees to all of the terms of the Exchange Offer." We view this language as an inappropriate disclaimer. Accordingly, please revise to remove this language.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Rodney Bingham
Thermon Industries, Inc.
September 14, 2010
Page 14

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kevin Blatchford, Esq. – Sidley Austin LLP